[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 16, 2015

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Mellissa Campbell Duru

Re:	Pfizer Inc.
Registration Statement on Form S-4
Filed September 3, 2015
File No. 333-206758

Dear Ms. Campbell Duru:

On behalf of Pfizer Inc. (the “Company”), set forth below are the responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 11, 2015 (the “Comment Letter”), relating to the Registration Statement filed on Form S-4 (the “Form S-4”) by the Company on September 3, 2015. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. In addition to the responses below, we have filed today a revised version of the Form S-4 (“Amendment No. 1”) to address the Staff’s comments and update certain additional information.

Conditions to the Exchange Offers and Consent Solicitations, page 23

1.

A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions to the offer must also be drafted with sufficient specificity to allow for objective verification. For example, clarify what would constitute a “material impairment in the general trading market for debt securities…” Similarly, the fourth and fifth bullet points accompanying #2 on page 24 appear to be overly broad and determinable in the sole discretion of the company. Given that the company has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the company has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective

Mellissa Campbell Duru

Securities and Exchange Commission

September 16, 2015

standard, such as a standard of reasonableness or quantifiable threshold, as may be applicable, against which the company’s discretion may be judged.

The Company has revised the section entitled “Conditions to the Exchange Offers and Consent Solicitations” in Amendment No. 1 to remove the conditions relating to the occurrence of (i) a material impairment in the general trading market for debt securities, (ii) a commencement or escalation of a war, armed hostilities, terrorist act or other national or international crisis directly or indirectly relating to the United States, and (iii) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States. Please see page 24 of Amendment No. 1.

2.	We note disclosure that the conditions are for your sole benefit “and may be waived…in whole or in part in [y]our sole discretion.” Please also clarify that all conditions to the tender offer other than the receipt of governmental or regulatory approvals must be satisfied or waived at or by the expiration date.

The Company has revised Amendment No. 1 to include the following:

“All conditions to the exchange offers must be satisfied or, where permitted, waived, at or by the Expiration Date.”

Please see the front cover page and pages 6, 11, 23 and 24 of Amendment No. 1.

3.	Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding supplementally.

The Company acknowledges the Staff’s comment and confirms that depending on the materiality of the waived condition and the number of days remaining in the offer, it may be required to extend the offer and recirculate new disclosure to security holders.

4.	Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Mellissa Campbell Duru

Securities and Exchange Commission

September 16, 2015

The Company acknowledges the Staff’s comment and confirms that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, it will inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

The Proposed Amendments, page 45

5.	We note that by consenting to the proposed amendments, holders will be deemed “to have waived any default, event of default or other consequence under the Hospira Indenture for failure to comply” with the specified terms and conditions you describe. Similar disclosure relating to a general release and discharge of Pfizer, Hospira and the trustee under the Hospira Indenture from any and all claims a holder “may have, now or in the future” that relate to the Hospira Notes is disclosed on page 27. In your response letter, explain whether any such claims are known to exist and if so, describe their basis. In addition, tell us why this provision is acceptable, including under Section 318 of the Trust Indenture Act of 1939.

The Company is not aware of any claims by holders of the Hospira Notes against the Company, Hospira or the trustee under the Hospira Indenture that relate to the Hospira Notes. The Company has revised the disclosure in the section entitled “The Proposed Amendments” in Amendment No. 1 to remove the statement that holders will be deemed to have waived any default, event of default or other consequence under the Hospira Indenture for failure to comply. Please see page 46 of Amendment No. 1. The Company has also revised the disclosure in the second and third bullet points in the section entitled “Letter of Transmittal and Consent” in Amendment No. 1 and the form Letter of Transmittal and Consent to remove the statements that (i) tendering holders waive any and all rights with respect to the Hospira Notes, and (ii) the Company, Hospira and the trustee under the Hospira Indenture are released and discharged from any and all claims a holder may have, now or in the future. Please see page 27 of Amendment No. 1 and page 6 of the form Letter of Transmittal and Consent.

Additionally, at the Staff’s request, the Company has asked us to inform you that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact me at (212) 735-3497.

Sincerely,

/s/ Stacy Kanter

Stacy Kanter